UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

JIVE SOFTWARE, INC.

(Name of Subject Company (Issuer))

JAZZ MERGERSUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

WAVE SYSTEMS CORP.

(Parent of Offeror)

A Wholly Owned Subsidiary of

ESW CAPITAL, LLC

(Parent of Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

47760A108

(CUSIP Number of Class of Securities)

Andrew S. Price

Chief Financial Officer

Wave Systems Corp.

401 Congress Ave Suite 2650

Austin, TX 78701

(512) 201-8287

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Laura Medina, Esq.

Matt Hallinan, Esq.

Cooley LLP

380 Interlocken Crescent, Suite 900

Broomfield, CO 80021-8023

(720) 566-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$428,259,508	$49,635.28

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by (i) adding the sum of (A) 79,765,477 shares of common stock, par value $0.0001 per share, of Jive Software, Inc. (the “Company”) issued and outstanding multiplied by the offer price of $5.25 per share as of May 10, 2017; (B) 4,740,350 shares of common stock of the Company potentially issuable upon conversion of outstanding in-the-money stock options as of May 10, 2017 multiplied by the offer price of $5.25 per share less the weighted average exercise price for such options of $2.91 per share; (C) 6,166,066 shares subject to outstanding restricted stock units as of May 10, 2017, multiplied by the offer price of $5.25 per share and (D) up to 273,977 shares of common stock of the Company which constitutes the maximum number of shares that may be issued prior to the expiration of the Offer under the 2015 Employee Stock Purchase Plan of the Company multiplied by the offer price of $5.25 per share minus (ii) $35,411,891, representing a portion of the Company’s stock options and restricted stock units that will not be paid at closing of the transaction but rather will be converted into the right to receive cash payments in accordance with the existing vesting schedule (as modified by the terms of the offer). The calculation of the filing fee is based on information provided by the Company as of May 10, 2017, which is the most recent practical date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $49,635.28	Filing Party: Jazz MergerSub, Inc.
Form of Registration No.: Schedule TO-T	Date Filed: May 12, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

* If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on May 12, 2017 (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) by (i) Jazz MergerSub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Wave Systems Corp., a Delaware corporation (“Wave Systems” or “Parent”) and a wholly owned subsidiary of ESW Capital, LLC, a Delaware limited liability company (“Guarantor”), (ii) Parent and (iii) Guarantor. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of Jive Software, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.25 per Company Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The last paragraph under Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is amended and restated in its entirety to read as follows:

Certain Litigation. On May 16, 2017, a purported stockholder of the Company commenced a putative class action lawsuit captioned Yoshimura v. Jive Software, Inc., et al. in the U.S. District Court for the Northern District of California. The complaint names as defendants the Company and its Board of Directors. The complaint alleges violations of sections 14(d), 14(e), and 20(a) of the Securities Exchange Act of 1934 in connection with the Company’s Statement filed on Form 14D-9 with the SEC on May 12, 2017 (the “Statement”). Specifically, the complaint asserts that the Solicitation Statement omitted material information regarding certain aspects of the Company’s financial projections, certain facts regarding the Company’s solicitation process and certain analyses performed by Morgan Stanley, the Company’s financial advisor. The complaint seeks to enjoin the defendants from closing the Offer or taking any steps to consummate the Merger until additional disclosures have been made. If the Merger is consummated, the complaint seeks to recover damages. The complaint also seeks to recover the plaintiff’s costs, including attorneys’ fees and expenses.

Three substantially similar complaints were later filed, also in the U.S. District Court for the Northern District of California. The first was filed later on May 16, 2017. It is captioned Chew v. Jive Software, Inc., et al., and names as defendants the Company and its Board of Directors. The second was filed on May 17, 2017. It is captioned The Vladimir Gusinsky Rev. Trust v. Jive Software, Inc., et al., and names as defendants the Company, its Board of Directors, Aurea, Inc., ESW, Wave Systems, and Purchaser. The third was filed on May 18, 2017. It is captioned Chun v. Jive Software, Inc., et al., and names as defendants the Company, its Board of Directors, Wave Systems, and Purchaser. The four actions described above are collectively referred to as the “Stockholder Actions.”

Wave Systems, Purchaser, and Guarantor believe that each of the foregoing Stockholder Actions lacks merit, and intend to vigorously defend the Stockholder Actions. However, a negative outcome in any lawsuit could have a material adverse effect on Wave Systems, Purchaser and Guarantor if it results in preliminary or permanent injunctive relief or rescission of the Merger Agreement. Wave Systems, Purchaser and Guarantor are not currently able to predict the outcome of any of the aforementioned lawsuits with any certainty. Additional lawsuits arising out of or relating to the Merger Agreement and the transactions contemplated thereby may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, Wave Systems, Purchaser and Guarantor will not necessarily announce such additional filings.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2017	Jazz MergerSub, Inc.

	By:	/s/ Andrew S. Price
Name: Andrew S. Price
Title: Chief Financial Officer

Date: May 19, 2017	Wave Systems Corp.

	By:	/s/ Andrew S. Price
Name: Andrew S. Price
Title: Chief Financial Officer

Date: May 19, 2017	ESW Capital, LLC

	By:	/s/ Andrew S. Price
Name: Andrew S. Price Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated May 12, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press release issued by Jive Software, Inc. on May 1, 2017.*

(a)(5)(B)	Press Release of Jive Software, Inc., dated May 1, 2017.*

(a)(5)(C)	Transcript of Jive World Mainstage Discussion with Elisa Steele and Scott Brighton delivered on May 2, 2017.*

(a)(5)(D)	Blog Post by Scott Brighton, dated May 4, 2017.*

(a)(5)(E)	Blog Post by Scott Brighton, dated May 5, 2017.*

(a)(5)(F)	Summary Newspaper Advertisement as published in The New York Times on May 12, 2017.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated April 30, 2017, by and among Wave Systems Corp., Jazz MergerSub, Inc. and Jive Software, Inc.*

(d)(2)	Tender and Support Agreement, dated April 30, 2017, by and among Wave Systems Corp. and certain stockholders of Jive Software, Inc. listed on Annex I thereto.*

(d)(3)	Limited Guaranty, dated April 30, 2017, made by ESW Capital, LLC in favor of Jive Software, Inc.*

(d)(4)	Confidentiality Agreement, dated January 11, 2017, by and between Aurea Software, Inc. and Jive Software, Inc.*

(d)(5)	Exclusivity Agreement, dated April 17, 2017, by and between Aurea Software, Inc. and Jive Software, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.